Exhibit 3.1

AMENDMENT
TO THE AMENDED AND RESTATED BYLAWS OF
NEXIMMUNE, INC.

This Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of NexImmune, Inc., a Delaware corporation (the “Company”), is effective as of June 7, 2024 and is made pursuant to Article Seventh of the Sixth Amended and Restated Certificate of Incorporation, as amended, of the Company.

1.	Section 4 of Article I of the Bylaws is hereby amended by deleting Section 4 of Article I of the Bylaws in its entirety and replacing it with the following:

At any meeting of the stockholders, the holders of one-third of the voting power of all of the shares of capital stock entitled to vote (or deemed entitled to vote) at the meeting, present in person or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by rules of any stock exchange upon which the Corporation’s securities are listed. Where a separate vote by a class or classes is required, one third of the voting power of the shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.

2.
Except as set forth in this Amendment, no terms or conditions of the Bylaws have changed.  In the event of any inconsistencies between the terms of this Amendment and the Bylaws, the terms of this Amendment shall prevail.